Exhibit 99.1

EXECUTION VERSION

MERGER AGREEMENT

among

BOHAI LEASING CO., LTD.

MARINER ACQUISITION LTD.

and

AVOLON HOLDINGS LIMITED

Dated as of September 3, 2015

i

MERGER AGREEMENT, dated as of September 3, 2015 (this “Agreement”), among Bohai Leasing Co., Ltd., a limited company under the laws of the People’s Republic of China (“Parent”), Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Avolon Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company desire to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming an indirect wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the purpose of the merger is to effect the transfer of the ownership of the Company from the shareholders of the Company to the Parent. Such transfer shall be effected by way of conversion of each Share (as defined in Section 2.01(a) below) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.03 below) into the right to receive the Per Share Merger Consideration (as defined in Section 2.01(a) below) on the terms set out in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the execution by the Company of this Agreement and the Plan of Merger (as defined in Section 1.03 below) and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (as defined in Section 2.01(a) below) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution hereof, Parent has delivered to the Company a written special resolution, passed in accordance with the memorandum and articles of association of Merger Sub, by Global Aviation Leasing Co., Ltd., in its capacity as the holder of 100% of the issued and outstanding shares of Merger Sub, approving the Merger, the other Transactions, this Agreement and the Plan of Merger (the “Merger Sub Shareholder Approval”);

WHEREAS, concurrently with the execution of this Agreement, (i) the Company, Parent and Global Aviation Leasing Co., Ltd., an indirect wholly-owned subsidiary of Parent (the “Offeror”), have terminated that certain Investment and Tender Offer Agreement, dated as of July 14, 2015, as amended (the “Investment Agreement”), (ii) Parent and Offeror are terminating the tender offer contemplated thereby and (iii) as a result of the termination of the Investment Agreement, that certain Agreement to Tender, dated as of July 14, 2015, by and among Parent and certain of the Company’s shareholders (the “Agreement to Tender”) has been terminated;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Parent Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, each such shareholder has agreed, among other things, to vote all shares of Parent held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of the Company and Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein each shareholder party thereto has agreed, among other things, to vote all Shares held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions; and

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, HNA Group Co., Ltd., a limited company existing under the laws of the People’s Republic of China (the “Guarantor”), an Affiliate of Parent and Merger Sub, has executed and delivered a guarantee (the “Guarantee”) in favor of the Company, which the Company has countersigned and pursuant to which the Guarantor has agreed to backstop the Parent’s obligation to pay the Merger Consideration in accordance with the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become an indirect wholly-owned Subsidiary of Parent.

Section 1.02. Closing; Closing Date. Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing of the Merger (the “Closing”) shall take place on a date and at a time agreed between Parent and the Company (New York City time) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York

10019 as soon as practicable, but in any event no later than the third (3rd) Business Day after the day on which each of the conditions set forth in Article VII is satisfied or, if permissible, waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions by the party entitled to waive such conditions) (the date on which the Closing occurs being the “Closing Date”).

Section 1.03. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04. Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05. Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, the Surviving Corporation shall adopt the memorandum and articles of association substantially in the form attached hereto as Annex B, which shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by the CICL and such memorandum and articles of association.

Section 1.06. Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of the Surviving Corporation shall be Jin Chuan, Wang Hao, Dómhnal Slattery and John Higgins and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EXCHANGE OF SECURITIES; MERGER CONSIDERATION

Section 2.01. Exchange of Securities. Simultaneously at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company or Merger Sub:

(a) each common share, par value US$0.000004 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be converted into the right to receive an amount in cash per Share equal to US$31.00, without interest (the “Per Share Merger Consideration”), payable by Parent in the manner provided in Section 2.04, and the register of members of the Surviving Corporation shall be updated accordingly to reflect such exchange;

(b) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments from Parent set forth in Section 2.03 and the register of members of the Surviving Corporation shall be updated accordingly to reflect such exchange; and

(c) each ordinary share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.000004 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation immediately after the Effective Time, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02. Share Incentive Plan, Outstanding Company Options and Company RSUs.

(a) At the Effective Time, the Company shall take all actions necessary to (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable immediately prior to the Effective Time and (iii) cancel each Company RSU that is outstanding immediately prior to the Effective Time.

(b) Each holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time) (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that (x) if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor and (y) such payment may be reduced by the amount of any required Tax withholdings in accordance with Section 2.04(i). From and after the Effective Time, no Company Option shall be exercisable and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.02(b).

(c) Each holder (or his or her designee) of a Company RSU that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following Effective Time) (without interest), a cash amount equal to the Per Share Merger Consideration multiplied by the number of Shares underlying such Company RSU; provided that such payment may be reduced by the amount of any required Tax withholdings in accordance with Section 2.04(i).

(d) The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option or Company RSU (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options and/or Company RSUs (as applicable).

Section 2.03. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn, failed to perfect or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL and such Dissenting Shares shall be cancelled at the Effective Time.

(b) For the avoidance of doubt, all Shares held by shareholders who shall have effectively withdrawn, waived, failed to perfect or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and shall be cancelled simultaneously at the Effective Time in exchange for the right to receive the Per Share Merger Consideration to be paid by Parent through its deposit of the aggregate Per Share Merger Consideration with the Paying Agent, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent, in accordance with Section 2.04(a), any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn, waived or lost such dissenter rights under Section 238 of the CICL.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for fair value under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or fair value rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04. Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.03(b), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained pursuant to Section 2.03(b), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Per Share Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Parent shall instruct the Paying Agent to mail, promptly after the Effective Time (and in any event within three (3) Business Days after the Effective Time), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book-entry on the books and records of the Company (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent on behalf of Parent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of such Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of such Uncertificated Shares multiplied by (y) the Per Share Merger Consideration. No interest shall be paid nor will it accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents and signatures reasonably required to evidence and effect such transfer and to evidence that the share transfer Taxes have been paid (if applicable) or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed, which affidavit shall include customary indemnification provisions, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or (ii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to Parent on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of six years after the Closing Date (or such shorter period ending immediately before the date on which such monies would otherwise escheat to or become the property of any Governmental Authority) shall be forfeited and shall revert to and become the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split or division, reverse share split or share consolidation, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares, Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent; provided that Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any such investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Per Share Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(b) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.03(b).

(h) No Liability. None of the Paying Agent, the Guarantor, Parent or the Surviving Corporation shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i) Tax; Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall only be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares, Company Options and Company RSUs (including, without limitation, Pay Related Social Insurance, Pay As You Earn, universal social charge, dividend withholding tax, health contribution, national insurance or social security contributions) or (2) required pursuant to a written demand received by Parent or the Paying Agent from a taxing authority after the date of this Agreement but on or prior to the Closing Date. To the extent that any permitted amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. In the event that Parent, the Surviving Corporation or the Paying Agent determines that withholding is required under applicable Law and permitted under this Agreement, Parent shall so notify the Company in writing as soon as practicable (and in any event at least five (5) days prior to the Closing Date) to provide the equityholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to avoid such withholding. Notwithstanding the foregoing, by accepting the consideration payable pursuant to this Agreement, each holder of Shares, Company Options or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to this Agreement. The parties acknowledge and agree that under applicable Tax Laws in effect as of the date hereof, there is no withholding required from the Per Share Merger Consideration payable with respect to the Shares, the amounts payable in respect of Company Options pursuant to Section 2.02(b) or the amounts payable in respect of Company RSUs pursuant to Section 2.02(c), other than (i) withholding required in connection with the employment or appointment as director of holders of Company Options and Company RSUs solely with respect to such holders’ Company Options and/or Company RSUs and (ii) U.S. backup withholding required with respect to holders of Shares, Company Options and/or Company RSUs who fail to provide any form or other documentation required by the U.S. Internal Revenue Service to prevent such withholding.

Section 2.05. Extinguishment. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, (b) all Shares shall be cancelled, shall no longer be in issue and shall cease to exist, (c) the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law and (d) the register of members will be updated to reflect that the shareholders of the Company immediately prior to the Effective Time no longer hold Shares. On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II.

Section 2.06. Limited Third Party Beneficiary Rights of Holders of Shares, Company Options and Company RSUs. From and after the Effective Time, the holders of Shares immediately prior to the Effective Time shall have the right to receive the Per Share Merger Consideration and the holders of Company Options and Company RSUs that are cancelled at the Effective Time shall have the right to receive the cash amounts described in Section 2.02(b) and Section 2.02(c), respectively, in each case, in accordance with the provisions of this Article II. The provisions of this Section 2.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each holder of Shares, Company Options and/or RSUs prior to the Effective Time and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 2.06.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents filed prior to the date of this Agreement (excluding any disclosures contained or referenced therein under the caption “Forward–Looking Statements” or “Risk Factors” and any other disclosures included in such Company SEC Documents to the extent that they are predictive or forward-looking in nature, and provided that in no event shall any disclosure in any Company SEC Document qualify or limit any Fundamental Representation) or (b) in the disclosure letter delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to the extent that the relevance of any disclosed event, item or occurrence in such Company Disclosure Letter to such other section or subsection is reasonably apparent as to matters and items which are the subject of the corresponding representation or warranty), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company and each Significant Subsidiary (i) is a legal entity duly organized or incorporated, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its respective jurisdiction of organization or incorporation and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of the immediately preceding clause (ii), where the failure to be so qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company SEC Documents include a true and complete copy of the memorandum and articles of association of the Company and the Existing Shareholders’ Agreement, in each case as amended through the date hereof.

(b) The Company has made available to Parent true and complete copies of the charter, memorandum and articles of association or other organizational documents of each Significant Subsidiary as of the date hereof, in each case as amended through the date hereof. The subsidiaries of the Company listed on Section 9.03 of the Company Disclosure Letter is a true and complete list of all subsidiaries of the Company that constitute a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof.

Section 3.02. Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and each Significant Subsidiary are in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 3.03. Share Capital.

(a) The authorized share capital of the Company is US$253,000 divided into 750,000,000 Shares and 250,000,000 preference shares of a par value of US$0.001 per share (the “Preference Shares”). As of September 1, 2015, there were (i) 82,428,607 Shares issued and outstanding and no Preference Shares issued or outstanding; (ii) Company Options to purchase an aggregate of 1,602,252 Shares issued and outstanding; (iii) 560,818 Shares authorized for issuance under the Share Incentive Plan; and (v) no Shares held by the Company in its treasury.

(b) Except as set forth in subsection (a) above, (i) as of the date hereof, the Company does not have any shares in its share capital issued, reserved for issuance or outstanding other than Shares that have been issued as of September 1, 2015, which were reserved for issuance as of September 1, 2015 as set forth in subsection (a) above, and (ii) except as set forth on Section 3.03(b) of the Company Disclosure Letter, as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which the Company or any of the Company’s Significant Subsidiaries is a party (x) obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares or other equity interests of the Company or any Significant Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests or any Voting Company Debt, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (C) redeem or otherwise acquire any such shares or other equity interests or (y) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and right accruing to holders of Shares. There are not any bonds, debentures, notes or other indebtedness of the Company or any of its Significant Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common shares of the Company or any of its Significant Subsidiaries may vote (“Voting Company Debt”). Except for the issuance of Shares that were available for issuance as set forth in subsection (a) above, from September 1, 2015 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Shares, and has not issued, sold, repurchased, redeemed or otherwise acquired any Shares, and the Company Board has not authorized any of the foregoing. All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(c) Except as set forth in Section 3.03(c) of the Company Disclosure Letter, all outstanding Shares or other securities of each Significant Subsidiary of the Company are owned beneficially and of record by the Company or a Subsidiary of the Company and are duly authorized, validly issued, fully paid and nonassessable. Other than shares or other securities pledged in connection with aircraft financing as set forth in Section 3.03(c) of the Company Disclosure Letter, with respect to each Significant Subsidiary of the Company, there are no outstanding options, warrants, profits interests, phantom equity, stock appreciation rights or other rights, Contracts or arrangements existing or outstanding which provide for the sale or issuance of any shares or other securities of any Significant Subsidiary of the Company.

(d) Except for awards to acquire Shares under any equity incentive plan of the Company and its Subsidiaries set forth in Section 3.03(d) of the Company Disclosure Letter or the Share Incentive Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(e) Except for (i) the Existing Shareholders’ Agreement (ii) that certain Instrument of Alteration supplemental to the Avolon Share Trust, dated December 11, 2014 between Avolon Aerospace Limited and State Street Trustees (Jersey Limited) and (iii) securities pledged in connection with aircraft financing, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or other equity interest of the Company or any of its Significant Subsidiaries.

(f) As of the date hereof, other than joint ventures that are described in Section 3.03(f) of the Company Disclosure Letter (the “Company JVs”), neither the Company nor any of its Subsidiaries owns any ownership interest greater than US$500,000 in value in any other person (other than a Subsidiary of the Company). Section 3.03(f) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Shares of capital stock, membership interests, partnership interests, joint venture interests and other equity interests of each Company JV and the record holder thereof.

Section 3.04. Authority Relative to This Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by the Company, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Plan of Merger or to consummate the Transactions (other than, with respect to the approval and authorization of this Agreement, the Plan of Merger and the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that the execution of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders; (ii) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger; and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and directed that this Agreement and the Plan of Merger be submitted for approval and authorization by the shareholders of the Company at the Shareholders’ Meeting (the “Company Recommendation”). Such resolutions are sufficient to render inapplicable to Parent, Merger Sub, this Agreement and the Merger and the other Transactions the provisions of Article 116 through 118 of the memorandum and articles of association of the Company as amended through the date hereof.

(c) The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger, the Merger and the other Transactions is a special resolution passed by a majority of at least two-thirds of the shareholders of the Company, as being entitled to do so, voting in person or by proxy at the Shareholders’ Meeting, at which a quorum is present in accordance with the memorandum and articles of association of the Company (the “Requisite Company Vote”). The affirmative vote of the holders of any class or series of share capital of the Company, or any of them, is not necessary to approve or consummate any Transaction other than the Merger.

Section 3.05. No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.05(a) of the Company Disclosure Letter, the execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other Transactions will not, (i) contravene, conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Significant Subsidiaries (in the case of the consummation of the Merger only, assuming that the Requisite Company Vote is obtained); (ii) contravene, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or satisfied and that in the case of the consummation of the Merger only, the Requisite Company Vote is obtained); or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Letter, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with or without notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any Contract or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) Other than, in the case of the consummation of the Merger only, filings and/or notices required for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the furnishing of Form 6-K with the proxy statement relating to the Merger and the Requisite Company Vote (including any amendment or supplement thereto, the “Proxy Statement”)), (ii) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) compliance with the applicable requirements of the Antitrust Laws and (v) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”), no notices, reports, declarations, submissions or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits, franchises, licenses, waivers or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any of the other Transactions, except for those the failure to make or obtain which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.06. Permits; Compliance. (i) The business of each of the Company and its Subsidiaries is conducted in compliance with all material Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NYSE, (iii) each of the Company and its Subsidiaries is in possession of all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties (“Company Permits”), (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (vi) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for any such non-compliance, non-possession or failure to complete or remain effective as would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication during the past two years from a Governmental Authority that alleges (x) that the Company or any of its Subsidiaries is not in compliance with any Law, (y) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Permit or (z) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Company Permit, except, in the case of each of subsections (x), (y) and (z) above, which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.07. SEC Filings; Financial Statements.

(a) Since December 12, 2014, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder except as addressed through resolved comments of the staff of the SEC prior to the date hereof, and none of the Company SEC Documents as of the date it was filed, or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as amended by the last such amendment prior to the date of this Agreement) fairly presented in all material respects the consolidated balance sheet of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated statements of comprehensive income and their consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(a) The Company (x) has implemented and maintains disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (y) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.08. No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent, asserted, unasserted, known, unknown, primary, secondary, direct, indirect or otherwise) of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or the notes thereto), except for liabilities or obligations (a) which have not had and would not reasonably be expected to have a Company Material Adverse Effect, (b) reflected or reserved against in the Balance Sheet (or the notes thereto), (c) incurred after the date of the Balance Sheet, in the ordinary course of business consistent with past practice and not in violation of this Agreement, or (d) incurred in connection with the Transactions.

Section 3.09. Absence of Certain Changes or Events. Since the date of the Balance Sheet, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there has not occurred any event and no circumstances exist that constitutes or would reasonably be expected to result in a Company Material Adverse Effect and (c) there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares or share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company), (ii) except in connection with the Transactions, any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Significant Subsidiaries, or (iii) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10. Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) relates to or involves alleged actual damages in excess of US$5,000,000 or (ii) individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order or ruling of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except any such order, ruling, consent, settlement other similar written agreement or investigation which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Plan (other than employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice with an employee other than a Key Employee and statutory plans or arrangements maintained or administered by a Governmental Authority). The Company has indicated on Section 3.11(a) of the Company Disclosure Letter which Plans are subject to ERISA. For purposes of this Agreement, “Plan” means any material benefit and compensation plan, agreement, policy, program or arrangement, including any material plan, program, policy, arrangement and agreement to provide severance, change-in-control or retention bonuses, profit-sharing, retirement, pension, equity or equity-based, compensation, incentives, vacation, paid time off, deferred compensation, welfare benefits, medical, hospitalization, disability, life insurance, fringe benefits, employment or consulting agreement which is maintained by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries contributes or is obligated to contribute, to which the Company or any of its Subsidiaries is party, which covers current or former directors, employees or consultants of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise). True and complete copies of each Plan (or a summary thereof, if any Plan is not in writing), including all amendments thereto, any trust agreement or insurance contract or policy, have been provided or made available to Parent and Merger Sub. Neither the Company nor any of its Subsidiaries has obligated itself to create any additional Plan or materially modify or change any existing Plan.

(b) Except (i) as otherwise specifically provided in this Agreement regarding the treatment of the Company Options and Company RSUs and (ii) as set forth in Section 3.11(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in connection with any other event) will (v) entitle any current or former director, employee or consultant of the Company or any of its Subsidiaries to a payment, benefit, severance pay or any increase in severance pay; (w) increase any compensation or benefits otherwise payable to any current or former director, employee or consultant of the Company or any of its Subsidiaries; (x) result in any acceleration of the time of payment or vesting, or of any such payments or benefits, (y) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan; or (z) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the U.S. Internal Revenue Code of 1986, as amended, which would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(c) There is no outstanding Order against the Plans, except any Orders which, individually or in the aggregate, would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) each Plan has been operated in compliance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) no circumstance, fact or event exists that would result in any default under, or violation of, any Plan, against the Company; (iii) no Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan; (iv) each Plan, if intended to qualify for special Tax treatment, has in all material respects met the requirements for such treatment; and (v) each Plan, if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. Neither the Company nor any current or former ERISA Affiliate sponsors, has sponsored, contributes to, has contributed to, or has or had an obligation to contribute to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), a multiemployer plan (as defined in Section 3(37) of ERISA), or a multiple employer plan subject to Section 4063 or 4064 of ERISA, or (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has terminated an employee benefit plan for which the Company could have any existing or continuing liability or obligation relating thereto which could have a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries has any obligations for postemployment health or life benefits for any of their respective retired, former or current employees, except as required by Law. Neither the Company nor any of its Subsidiaries has any obligation to provide welfare benefits to any Person who is not a current or former director, officer or employee of the Company or any of its Subsidiaries, or a beneficiary thereof.

(e) The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options, restricted share units, warrants or other similar rights to purchase or acquire Shares to any director, employee or consultant of the Company or any of its Subsidiaries after the date hereof.

(f) The Company has made available copies of all employment agreements between the Company or any of its Subsidiaries and any Key Employee.

Section 3.12. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any employees applicable to persons employed by the Company or any of its Subsidiaries, and has not been a party to or bound by any such agreement, or otherwise bound by any obligation to bargain with or recognize any such labor union, labor organization or works council within the last three (3) years. Except as would not have a Company Material Adverse Effect, there are no employment related or unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority. No labor strike, work stoppage, slowdown or other material labor dispute has occurred or, to the Company’s knowledge, been threatened, in the past three (3) years, and none is underway or, to the Company’s knowledge, threatened.

(b) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, retaliation, civil rights, safety and health, immigration laws, and the payment and withholding of Taxes; and (ii) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

Section 3.13. Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future (the “Leased Real Property”) and (ii) the leases, subleases, licenses and occupancy agreements by or under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future any Leased Real Property, and all amendments, renewals and extensions thereof (the “Real Property Leases”). The Company has made available to Parent true and complete copies of all Real Property Leases. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. The Company and its Subsidiaries have not subleased, licensed or otherwise granted any person the right to use or occupy the Leased Real Property or any portion thereof and the Company and its Subsidiaries have not collaterally assigned or granted any security interest in any Real Property Lease or any interest therein that will not be released at or prior to the Closing.

Section 3.14. Intellectual Property.

(a) Except as disclosed in Section 3.14 of the Company Disclosure Letter, during the previous three years, (i) to the knowledge of the Company, the conduct of the business of the Company or any of its Subsidiaries as currently conducted does not violate, conflict with, infringe upon or misappropriate the Intellectual Property rights of any third party and (ii) no claims are pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness or use in the business of the Company or any of its Subsidiaries of any Intellectual Property, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Owned Intellectual Property”), the Company or the applicable Subsidiary, is the owner of all right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business without payment to any other person. Since January 1, 2012, none of the Company or any of its Subsidiaries have received any written communication from any person asserting any ownership interest in any Company Owned Intellectual Property. To the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable and, during the previous three years, has not been adjudged invalid or unenforceable in whole or in part. With respect to each item of Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Licensed Intellectual Property”), to the knowledge of the Company, the Company or such Subsidiary has the right to use such

Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding the Company and its Subsidiaries that are party to such license and, to the knowledge of the Company, on all other parties to such license, and is in full force and effect. There are no pending or, to the knowledge of the Company, threatened, Proceedings by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect the Company or any applicable Subsidiary’s rights with respect to the material Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(b) The Company has established and, except where such non-compliance would not have a Company Material Adverse Effect, is in compliance with a written information security program or programs covering the Company and its Subsidiaries that includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data.

Section 3.15. Taxes. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries in their respective jurisdictions of incorporation or tax residency have been timely filed and all such Tax Returns are true, correct, and complete in all respects.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid. There are no Tax Liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to payments made to their employees, suppliers, creditors and other Third Parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any Tax, in either case, that is currently effective. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No unresolved claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or maybe subject to taxation by such jurisdiction.

Section 3.16. Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written communication from any person that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law. The Company and each of its Subsidiaries have obtained and possess, and are in compliance with, all Permits required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has any contingent liabilities including any assumed (whether by contract or operation of Law) liabilities or obligations, in connection with any Hazardous Substance or arising under any Environmental Laws in connection with its business or any formerly owned or operated divisions, subsidiaries or companies. To the knowledge of the Company, there are no environmental reports that disclose environmental liabilities of the Company or any of its Subsidiaries.

Section 3.17. Material Contracts.

(a) Except for Contracts listed or described on Section 3.17 of the Company Disclosure Letter, the Company has made available to Parent, or, in the case of Contracts that are considered Clean Room Information, made available to Permitted Representatives pursuant to the Clean Room Agreement, the following Contracts that have been entered into by the Company or any of its Subsidiaries and are in effect and binding upon the Company or any of its Subsidiaries as of the date hereof (and any material amendments, supplements and modifications thereto as of the date hereof):

(i) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company, variable interest entity or similar arrangement that is material to the Company;

(ii) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20- F under the Exchange Act;

(iii) any Contract between the Company or any of its Subsidiaries and any current or former director or executive officer of the Company or any person beneficially owning five percent (5%) or more of the outstanding Shares or any Affiliates or family members of the foregoing that, in each case, requires annual cash payments to such person in excess of US$1,000,000 (other than the Plans);

(iv) any Contract creating Indebtedness of the Company or any of its Subsidiaries having an outstanding amount in excess of US$10,000,000, other than (A) Contracts creating subordinated Indebtedness between any Company Subsidiary and any other Company Subsidiary and (B) and any finance leases between any Company Subsidiary and any other Company Subsidiary;

(v) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds, or made any loan for borrowed money or capital contribution to any person, other than the Company or any of its Subsidiaries, in each case in excess of US$1 million, or made any other investment in, or assumed, guaranteed or agreed to act as surety with respect to (including any so called take-or-pay or keepwell agreements), any Indebtedness, liability or obligation of any person, other than the Company or any of its Subsidiaries, in each case in excess of US $5,000,000;

(vi) any Contract for the issuance of any equity security or other ownership interest, or the conversion of any obligation, instrument or security into equity securities or other ownership interests of, the Company or any of its Subsidiaries, other than Company Options and Company RSUs;

(vii) any Contract for the acquisition, sale, transfer or disposition of properties or assets of the Company or any of its Subsidiaries that have a purchase or sale price of more than US$1,000,000 (by merger, purchase or sale of assets or otherwise) other than Contracts that involve the acquisition, sale, transfer or disposition of (A) aircraft or aircraft engines in the ordinary course of business and (B) properties or assets where such acquisition, sale, transfer or disposition has occurred as of the date of this Agreement (such Contracts described in the immediately foregoing clauses (A) and (B) are referred to as “Immaterial Acquisition and Sale Agreements”);

(viii) any Contract pursuant to which the Company or any of its Subsidiaries has created a Lien on any of its material properties or assets, other than (A) Permitted Encumbrances, (B) any Lease Document and (C) any Lien created in connection with the financing of any Company Aircraft in the ordinary course of business;

(ix) any Contract for the license from the Company or any of its Subsidiaries of any material Company Owned Intellectual Property;

(x) any Lease Document;

(xi) any Contract or covenant not to compete of the Company or any of its Subsidiaries; and

(xii) other than (A) any Contract of the type described in clauses (i)-(xi) (or any of the exceptions thereto) or (B) any Contract related to the financing of any Company Aircraft or the procurement of any buyer furnished equipment or any other equipment for any Company Aircraft or aircraft that is contracted to become a Company Aircraft, any Contract involving the performance of services by, or delivery of goods or materials to or by, the Company or any of its Subsidiaries with an expected amount or value in excess of US$5,000,000 over the next twelve (12) month period (other than any Contract between the Company or any of its Subsidiaries, on the one hand, and any other Company Subsidiary, on the other hand).

The Contracts described in clauses (i) to (xii) above, collectively, are referred to herein as “Material Contracts”.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in material breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with or without notice or lapse of time or both would constitute a material breach or violation of, or default under, any such Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, breach, violation, termination or cancellation under any such Material Contract.

Section 3.18. Affiliate Transaction. Except as disclosed in Section 3.18 of the Company Disclosure Letter or in the Company SEC Documents, none of the directors or executive officers of the Company or any record or beneficial owner of securities of the Company representing five percent (5%) or more of the voting power of all outstanding securities of the Company, and family members or Affiliates of the foregoing persons, has had any transaction (collectively, the “Affiliate Transactions”) with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director).

Section 3.19. Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all insurance policies to which the Company or any of its Subsidiaries is a party or that provide coverage to the Company or any of its Subsidiaries or any of their assets, or any director, officer or employee of the Company or any of its Subsidiaries: (i) are issued by an insurer that is financially sound and reputable; (ii) taken together, provide adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Company and its Subsidiaries; (iii) are sufficient for compliance with all applicable Laws and all Material Contracts; and (iv) do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its Subsidiaries.

Section 3.20. Brokers. No broker, finder, investment banker or other intermediary (other than J.P. Morgan and Morgan Stanley, the fees and expenses of which will be paid by the Company) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Section 3.20 of the Company Disclosure Letter sets forth the fees payable to J.P. Morgan and Morgan Stanley in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21. Takeover Provisions. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any similar anti-takeover provision in the Company’s memorandum and articles of association (including articles 116 through 118 thereof) (each, a “Takeover Provision”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.22. Opinion of Financial Advisors. The Company has received the separate opinions of Morgan Stanley & Co. LLC and J.P. Morgan, each a financial advisor to the Company, that to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received by holders of Shares is fair, from a financial point of view, to such holders.

Section 3.23. No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.01. Corporate Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its respective jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company true and complete copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, Merger Sub or any of their Affiliates are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the Parent Shareholder Approval and the filings, notifications and other obligations and actions described in Section 4.03(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only vote of holders of any class or series of share capital of Parent or Merger Sub necessary to approve and authorize this Agreement, the Plan of Merger and the Merger is the Parent Shareholder Approval and the Merger Sub Shareholder Approval.

Section 4.03. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) contravene, conflict with or violate the memorandum and articles of association of either Parent or Merger Sub (assuming the Parent Shareholder Approval is obtained), (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(a) have been obtained or taken, all filings and obligations described in Section 4.03(a) have been made or satisfied and the Parent Shareholder Approval is obtained, contravene, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, or constitute a default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub (other than Permitted Encumbrances) pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws, (ii) compliance with the rules and regulations of NYSE and the Shenzhen Stock Exchange (“SZSE”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) clearance from the SZSE with respect to the Transactions (the “SZSE Approval”), (v) compliance with the applicable requirements of the Antitrust Laws, and (vi) any such consent, approval, authorization, permit, action, filing or notification that have not been made or obtained as of the date hereof or the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement. Other than the SZSE Approval, no filings with or approvals by any Governmental Authorities in the PRC are required in connection with the execution, delivery or performance of this Agreement other than filings with or approvals by any Governmental Authorities in the PRC that were filed or obtained prior to the date hereof.

(c) Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04. Capitalization. The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value of US$1.00 each, one ordinary share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, indirectly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05. Available Funds and Financing. Parent has available to it sufficient funds, when taken together with the Deposit, funds available to it under the Guarantee and funds available to the Company and the Company Subsidiaries, to enable Parent to consummate the Transactions and to provide Parent with financing on the Closing Date sufficient to pay all cash amounts required to be paid by Parent, Merger Sub and the Surviving Corporation under this Agreement in connection with the Merger, together with any fees and expenses of or payable by Parent, Merger Sub and the Surviving Corporation with respect to the Transactions on the Closing Date. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub affirms, represents and warrants that (A) it is not a condition to the Closing or to any of its obligations under this Agreement that it obtain financing for or related to any of the Transactions, including the Merger, (B) the obligations of Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Commitment Letters, and (C) the obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding the Parent’s, Merger Sub’s, their respective Affiliates’, or any other person’s ability to obtain financing for the consummation of the Transactions.

Section 4.06. Brokers. No broker, finder, investment banker or other similar advisor is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub (other than Bravia Capital, the fees and expenses of which will be paid by the Parent).

Section 4.07. Absence of Litigation. As of the date hereof, (a) there is no Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.08. Ownership of Company Shares. Except as may be contemplated by the Investment Agreement and the Agreement to Tender (prior to their termination as contemplated by the Recitals to this Agreements) or by this Agreement and the Voting Agreement, as of the date hereof, none of Parent, Merger Sub, the Guarantor nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09. Solvency. Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including any Debt Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions assuming satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.10. Parent Voting Agreement. To Parent’s and Merger Sub’s knowledge, the Parent Voting Agreement constitutes a legal, valid and binding obligation of the parties thereto and is enforceable against the shareholders of Parent party thereto in accordance with its terms. The Parent Voting Agreement does not contravene or conflict with the organizational or governing documents of Parent or Merger Sub.

Section 4.11. Guarantor Guarantee.

(a) Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guarantee. The Guarantee has been duly and validly executed and constitutes a legal, valid and binding obligation of the Guarantor and is enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution, delivery and performance of the Guarantee has been duly authorized by all necessary action and does not and will not (i) contravene, violate or conflict with the organizational or governing documents of Parent, Merger Sub or the Guarantor, (ii) violate any applicable Law or Order to which the Guarantor or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any material right or obligation of the Guarantor, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(b) All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of the Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with any Governmental Authority is required in connection with the execution, delivery or performance of the Guarantee, except, in each case, as would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(c) The Guarantor has, and will have, the financial capacity to pay and perform its obligations under the Guarantee and cash or access to available funds in an amount not less than the Guaranteed Obligations (as defined in the Guarantee) for the Guarantor to fulfill its Guaranteed Obligations under the Guarantee.

(d) The Guarantee is in full force and effect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 4.12. No Reliance. Each of Parent and Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and its Subsidiaries and the nature and condition of their prospects and assets and the business conducted by the Company and its Subsidiaries and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article III. Each of Parent and Merger Sub acknowledges that none of the Company, its Subsidiaries or any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, the business conducted by the Company and its Subsidiaries or other matters that is not expressly included in Article III. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any other person has made a representation or warranty to Parent or Merger Sub with respect to (a) any projections, estimates or budgets for the Company, its Subsidiaries and/or business conducted by the Company and its Subsidiaries or (b) any materials, documents or information relating to the Company, its Subsidiaries and/or business conducted by the Company and its Subsidiaries, including any information memorandum, management presentation, question and answer session or otherwise, except in each case as expressly covered by a representation or warranty set forth in Article III.

Section 4.13. No Additional Representations. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01. Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 5.01(b) of the Company Disclosure Letter, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and the Company and each of its Subsidiaries shall use their reasonable best efforts to comply in all material respects with applicable Law.

(b) By way of amplification and not limitation, except (i) as set forth in Section 5.01(b) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its equity interests or any securities or rights convertible or exercisable into any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures, except as required by GAAP (or other applicable accounting regulations), SEC rule or policy or applicable Law;

(iv) shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election, change any material aspect of its method of accounting (or any other Tax position) for Tax purposes, file any amended Tax Return, surrender any claim for a refund of material amounts of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file a Tax Return obtained in the ordinary course of business), except as result of a change in GAAP or Tax Law;

(v) shall not, and shall not permit any of its Significant Subsidiaries to (A) adopt any amendments to its memorandum and articles of association or similar applicable charter documents, (B) adopt a plan or agreement of complete or partial liquidation, winding up or dissolution of the Company or any of its Significant Subsidiaries or commence any proceeding for the voluntary liquidation, winding up or bankruptcy of the Company or any of its Significant Subsidiaries; (C) adopt or implement a shareholder rights plan; or (D) except as required by applicable Law, convene any annual, regular, extraordinary, special or other meeting (or any adjournment or postponement thereof) of the shareholders of the Company other than the Shareholders’ Meeting, and shall not, and shall not permit any of its Subsidiaries to, merge or consolidate the Company or any of its Subsidiaries with any person other than another Subsidiary of the Company;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, charge, dispose of or encumber, or authorize the issuance, sale, pledge, charge, disposition or encumbrance of, any shares of its share capital or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares, ownership interest or convertible or exchangeable securities, other than (A) issuances or transfers of Shares in respect of any exercise of Company Options outstanding on the date hereof and settlement of any award under the Share Incentive Plan (in accordance with its terms) outstanding on the date hereof, (B) the acquisition of Shares from a holder of a Company Option or outstanding on the date hereof any other award under the Share Incentive Plan outstanding on the date hereof, (C) any pledges, charges or encumbrances in connection with the financing of any Company Aircraft in the ordinary course of business;

(vii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) purchase, redeem or otherwise acquire any shares of its share capital or any rights, warrants or options to acquire any such shares other than the acquisition of Shares from a holder of a Company Option or Company RSU to the extent contemplated by the terms of any applicable employment Contract or Plan; or (B) except for the repayment of revolving credit lines and repayment and prepayment of facilities in the ordinary course of business, redeem, repurchase, prepay, defease or otherwise acquire any of the Company’s or any of its Subsidiary’s Indebtedness prior to such Indebtedness maturing or becoming due and payable;

(viii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness, except for: (A) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s Subsidiaries in the ordinary course of business; (B) to the extent in the ordinary course of business, indebtedness for borrowed money incurred to refinance any existing indebtedness for borrowed money on no less favorable terms that is voluntarily prepayable without premium, penalties or other costs in excess of US$5,000,000 in the aggregate; (C) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company in the ordinary course of business, which indebtedness is incurred in compliance with this Section 5.01(b)(viii); (D) as a draw on existing credit facilities or replacements thereof; (E) in connection with the financing or refinancing of any aircraft; (F) any other Indebtedness of the Company or its Subsidiaries, provided that after giving effect to the incurrence of such Indebtedness, the Company shall have a Consolidated Leverage Ratio less than or equal to 4:50 to 1:00 on a pro forma basis as of the date of such incurrence; or (G) to the extent in the ordinary course of business, indebtedness for borrowed money not to exceed US$50,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)–(F), inclusive;

(ix) shall not, and shall not permit any of its Subsidiaries to, enter into any transaction with Affiliates that would constitute a Board Reserved Matter under Section 2.5(xii) of the Existing Shareholders’ Agreement;

(x) shall not, and shall not permit any of its Subsidiaries to, make any sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Company or any Subsidiary of the Company with an aggregate fair market value in excess of US$25,000,000 (other than sales, conveyances, transfers or other dispositions of aircraft or aircraft engines or other aircraft parts in the ordinary course of business);

(xi) shall not make, and shall not permit any of its Subsidiaries to, make any investment by the Company or any of its Subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned Subsidiaries and investments in or acquisitions of aircraft, aircraft engines or other aircraft related equipment in the ordinary course of business), whether in a single transaction or a series of related transactions, or enter into any joint ventures, partnerships or similar arrangements, in each case in an aggregate amount in excess of US$25,000,000;

(xii) shall, and shall not permit any of its Subsidiaries to, (A) increase in any manner the compensation or consulting fees, bonus levels, pension, welfare or other benefits or severance, change of control or termination pay payable to any director, officer, employee or consultant of the Company or any of its Subsidiaries, other than (x) any transaction bonus consistent with Section 5.01(b) of the Company Disclosure Letter or (y) in the ordinary course of business, provided that if any such increase occurs prior to December 31, 2015, such increase shall not, when aggregated with all such increases occurring after the date hereof and prior to December 31, 2015, exceed an increase of 2.5%, (B) adopt, establish, or become a party to any new Plan or make any material amendment, termination or material modification of an existing Plan, (C) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan or (D) hire any employee or consultant with a basic annual salary or wage rate or consulting fees in excess of Euro €250,000;

(xiii) shall not, and shall not permit any of its Subsidiaries to, cancel any material indebtedness except in the ordinary course of business; or

(xiv) shall not, and shall not permit any of its Subsidiaries to, authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

Section 5.02. No Control of Company’s Business. Notwithstanding the provisions in Section 5.01, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries respective operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Shareholder Notices.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders, in each case as soon as practicable after the date hereof. Each of Parent and Merger Sub will furnish to the Company the information relating to it as reasonably requested by the Company and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the Proxy Statement. Each of Parent and Merger Sub agrees to correct any information provided by it for use in the Proxy Statement that to Parent’s or Merger Sub’s knowledge shall have become false or misleading in any material respects. Prior to filing or mailing (as applicable) of the Proxy Statement (or any amendment or supplement thereto, or any response to any comments or requests from any Governmental Authority with respect to the Proxy Statement), Parent and its counsel shall be given a reasonable opportunity (and in the case of the Proxy Statement, in no event less than five (5) Business Days or such less number of days as Parent may agree), to review and comment on the Proxy Statement (or any such amendments, supplements or responses), and the Company shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by Parent or its counsel. The Company shall not file or mail the Proxy Statement (or any such amendments, supplements or responses) prior to providing Parent with a copy of such Proxy Statement (or any such amendments, supplements or responses) to be filed. The Company shall notify Parent as promptly as practicable if legally permitted upon the receipt of any comments from any Governmental Authority with respect to, or any request from any Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand; and, in connection with the foregoing, Parent shall provide information relating to Parent and Merger Sub necessary to respond to as promptly as practicable any such comments or requests received by the Company. The Company shall respond as promptly as practicable to any such comments or requests.

(b) As soon as reasonably practicable following the date of this Agreement, Parent shall prepare and provide to the Company and its counsel a form of the Parent Shareholder Notice. The Company will furnish to Parent the information relating to it and its Affiliates as reasonably requested by Parent and otherwise cooperate with and assist Parent, at Parent’s reasonable request, in connection with the Parent Shareholder Notice. The Company agrees to correct any information provided by it for use in the Parent Shareholder Notice that to the Company’s knowledge shall have become false or misleading in any material respects. Prior to filing the Parent Shareholder Notice (or any amendment or supplement thereto) with the SZSE, the Company and its counsel shall be given, a reasonable opportunity (and in the case of the Parent Shareholder Notice, in no event less than five (5) Business Days or such less number of days as the Company may agree), to review and comment on the Parent Shareholder Notice (or any amendment or supplement thereto), and Parent shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by the Company or its counsel. Parent shall notify the Company as promptly as practicable and legally permitted upon the receipt of any comments from the SZSE or any Governmental Authority with respect to, or any request from the SZSE or any Governmental Authority for amendments or supplements or other changes to, the Parent Shareholder Notice, and shall provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SZSE or such Governmental Authority, on the other hand; and, in connection with the foregoing, the Company shall provide information relating to the Company necessary to respond to as promptly as practicable any such comments or requests received Parent. Parent shall respond as promptly as practicable to any such comments or requests.

Section 6.02. Shareholders’ Meetings.

(a) Company Shareholders’ Meeting.

(i) The Company shall take all action necessary to duly call, give notice of, convene and hold the Shareholders’ Meeting as soon as practicable (and in any event within forty-five (45) days) following the date of this Agreement for the purpose of approving and authorizing this Agreement, the Plan of Merger and the transactions contemplated hereby by the Company shareholders. Subject to Section 6.04, the Company shall include in the Proxy Statement the Company Recommendation and use its

reasonable best efforts to obtain the Requisite Company Vote. The Company may adjourn the Shareholders’ Meeting only with the consent and/or on the direction of the Shareholders’ Meeting in accordance with the memorandum and articles of association of the Company (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required to be made pursuant to Section 6.01(a) is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if such adjournment is necessary and desirable to obtain the Requisite Company Vote, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction that constitutes or would reasonably be expected to result in a Superior Proposal and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting; provided that the Shareholders’ Meeting may not be adjourned to a date later than the date that is forty-five (45) days after the date for which the Shareholders’ Meeting was originally scheduled in the Proxy Statement first mailed to the shareholders of the Company. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under applicable Law and the memorandum and articles of association of the Company in compliance with Section 6.01(a).

(ii) Parent may request that the Company adjourn the Shareholders’ Meeting for up to forty-five (45) days (but in any event no later than five (5) Business Days prior to the Outside Date), after consultation with the Company, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

(b) Parent Shareholder Meeting. As promptly as practicable following the receipt of the SZSE Approval, but in any event no later than the sixteenth (16th) calendar day after receipt of the SZSE Approval, Parent shall hold the Parent Shareholder Meeting. The Parent Board shall recommend that its shareholders vote in favor of approving this Agreement and the Transactions at the Parent Shareholder Meeting. Except as may be expressly required by the SZSE, applicable Law or the corporate organizational documents of Parent to obtain the SZSE Approval, Parent shall not amend, modify, alter or otherwise make any changes to the Parent Shareholder Notice; provided the Company and its counsel shall be provided a reasonable opportunity to review and comment on any such amendment or modification and Parent shall give reasonable and good faith consideration to such comments. For the avoidance of doubt, any communications from Parent or its Affiliates related to the Parent Shareholder Meeting shall be made in accordance with the provisions of Section 6.12.

Section 6.03. Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and the officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives (collectively, “Representatives”) of Parent reasonable access during normal business hours to the offices, properties, contracts, personnel, books and records of the Company or any of its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, the Company shall not be required to (A) furnish, or provide any access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreements or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any of its Subsidiaries’ operation of its business or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties or (C) provide access to or furnish any information if doing so would violate any agreement with any Third Party (provided that the Company has used reasonable best efforts to obtain the consent of such Third Party to such inspection or disclosure) or any applicable Law, or where such access to information would reasonably be expected to involve the waiver of any client attorney privilege; provided that the Company shall use reasonable best efforts to provide access to or furnish any information on a basis that does not waive such privilege with respect thereto. If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. In exercising its rights hereunder, Parent shall (and shall cause each of its Representatives to) conduct itself so as to not unreasonably interfere in the conduct of the business of the Company or its Subsidiaries.

(b) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements, including for the avoidance of doubt the limitations on which of the Representatives of Parent may receive certain information pursuant in Section 6.03(a) as set forth in the Clean Room Agreement.

(c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04. No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) not to, in each case, directly or indirectly, (i) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action to purposefully facilitate, any inquiries regarding or the making of any proposal or offer

(including any proposal or offer to its shareholders) that constitutes or would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide or cause to be provided any nonpublic information relating to the Company or any of its Subsidiaries to, any Third Party in connection with such inquiries or to obtain such proposal or offer that would reasonably be expected to lead to a Competing Transaction, (iii) enter into any agreement with respect to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction or (iv) waive, amend or release any standstill, confidentiality or similar agreement or Takeover Provision in respect of a Competing Transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Provision). The Company shall notify Parent as promptly as practicable (and in any event within two (2) Business Days after receipt by the Company) of any proposal, offer or inquiry regarding a Competing Transaction, specifying the material terms and conditions thereof (including material amendments or proposed material amendments). The Company shall, and shall cause its Subsidiaries, and request the Representatives of the Company and its Subsidiaries, to immediately cease and terminate all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to a Competing Transaction and the Company shall immediately revoke or withdraw access of any Third Party to any data room containing any non-public information with respect to the Company or its Subsidiaries and request, and use its reasonable best efforts to cause, all such Third Parties to promptly return or destroy all such non-public information.

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in breach of this Section 6.04, the Company and its Representatives may, in response to such proposal or offer:

(i) contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Company Board shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; and

(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer regarding such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Parent) that is made available to any such person who has made such proposal or offer before or substantially concurrently with the time it is provided or made available to such person. The Company shall keep Parent reasonably informed on a current basis of the status of any such proposal or offer, including any change to the material terms thereof.

(c) Except as set forth in Section 6.04(d) or Section 6.04(e), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation (it being understood that taking a neutral position or no position with respect to any Competing Transaction shall be considered an amendment or adverse modification); provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating a written proposal or offer regarding a Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, a Competing Transaction, (D) take any action to make the provisions of any Takeover Provision inapplicable to any Competing Transaction, (E) expressly waive or expressly agree to modify standstill agreement to which the Company or any of its Subsidiaries is a party or (F) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (A) through (F), a “Change in the Company Recommendation”) or (ii) adopt, approve or recommend (publicly or otherwise), or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, binding term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other or similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Section 6.04, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in breach of this Section 6.04 and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and that to make a Change in the Company Recommendation or to terminate this Agreement is in the best interest of the Company and its shareholders, the Company Board may, if the Company has complied in all material respects with its obligations under this Section 6.04, (x) effect a Change in the Company Recommendation or (y) terminate this Agreement and concurrently authorize and cause the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal, but, in each case, only after (A) providing written notice to Parent (a “Notice of Superior Proposal”) promptly after the Company Board resolves to effect such Change in the Company Recommendation or termination of this Agreement, and in any event at least three (3) Business Days prior to making such Change in the Company Recommendation or authorizing or causing the Company to terminate this Agreement to enter into a definitive agreement providing for the implementation of such Superior Proposal (the “Superior Proposal Notice Period”), which

Notice of Superior Proposal shall advise Parent that the Company Board has received a Superior Proposal, specifying the identify of the person making the Superior Proposal and the material terms and conditions thereof and shall include a true and complete copy of the Superior Proposal (if in writing, and including any proposed agreement or other offer documents) and indicating that the Company Board intends to effect a Change in the Company Recommendation or terminate this Agreement and authorize and cause the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal, and the manner in which it intends (or may intend) to do so; it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation; provided that any material modifications to such Third-Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a two (2) Business-Day period rather than the three (3) Business-Day period first described above; and (B) following the end of such three (3) Business-Day period or two (2) Business-Day period or (as applicable), the Company Board shall have determined in good faith after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and any Debt Financing proposed by Parent in response to the Notice of Superior Proposal or otherwise, that the proposal or offer giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. During the Superior Proposal Notice Period, the Company shall negotiate in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions.

(e) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any Significant Subsidiary, (ii) any sale, lease, license, exchange, transfer or other disposition, directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets or businesses that constitutes or represents 15% or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries, (iii) any issuance, sale, exchange, transfer or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of 15% or more of any class of equity securities of the Company or any Significant Subsidiary, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(f) A “Superior Proposal” means a bona fide written proposal or offer, on its most recently amended or modified terms, if amended or modified, with respect to a Competing Transaction, (i) that was not obtained in breach of Section 6.04, (ii) that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis), or all or substantially all the total voting power of the Shares or other equity securities, of the Company and (iii) that the Company Board has determined in good faith after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant conditions, events and circumstances), and (x) would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) or (y) the Company Board has determined in good faith after consultation with its financial advisor and outside legal counsel, is more likely to be consummated on a timely basis than the Transactions; provided that if Parent has obtained a Debt Commitment Letter confirmation and the Company Board has provided written confirmation that such Debt Commitment Letter is reasonably satisfactory to the Company Board (such confirmation not to be unreasonably withheld, conditioned or delayed, it being agreed and acknowledged that Bank of China Limited is reasonably satisfactory for this purpose), and such Debt Commitment Letter (A) remains available on the terms and conditions contemplated by such Debt Commitment Letter and (B) has not been modified, amended, supplemented or replaced (unless such modification, amendment, supplement or replacement is reasonably satisfactory to the Company Board), then, in addition to the other requirements set forth in this Section 6.04(f), a written proposal or offer with respect to a Competing Transaction shall not be deemed a “Superior Proposal” unless (1) it is secured by firm commitments for all necessary financing of the transaction and is not subject to any financing condition and (2) it would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise).

(g) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(h) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable Laws with regard to a Competing Transaction.

Section 6.05. Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and officers as in effect on the date hereof shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries (the “Indemnified Parties”). The memorandum and articles of association of the Surviving Corporation as of the Effective Time shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any Contract of any Indemnified Party with the Company or any of its Subsidiaries regarding the exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b) The Company shall purchase an extended discovery period of its directors’ and officers’ liability policy prepaid from the Effective Time for a period of no less than six (6) years after the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company, provided that the aggregate premiums therefor shall not be in excess of US$950,000. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(a) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply, and Parent shall cause the Surviving Corporation to comply, with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective constitutional, organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary of the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06. Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

(d) any comments from the SEC, or any request from the SEC, related to the tender offer contemplated by the Investment Agreement or the Transactions; and

(e) the occurrence, or non-occurrence, of any event, condition, fact or circumstance that would be likely to cause any condition to the obligations of any Party to effect the Merger and the other Transactions not to be satisfied, together, in the case of the immediately preceding clause (a), (b), (c), or (d) with a copy of any such notice, communication or Proceeding; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Prior to responding to any comments or requests from the SEC described in clause (d) above, the party who received such communication from the SEC shall provide the other party and its counsel a reasonable opportunity to review and comment on any such response and give reasonable and good faith consideration to any such comments (it being understood that such party and its counsel shall provide any comments thereon as soon as reasonably practicable).

Section 6.07. Financing.

(a) Consistent with Section 2 of the Guarantee, Parent may, in its sole discretion, deliver to the Company a true and complete copy of a Debt Commitment Letter. Each of Parent and Merger Sub shall use its commercially reasonable efforts to take, or cause to be taken, all actions and its commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of any Debt Financing as promptly as practicable on the terms and conditions described in any Debt Commitment Letter, including using its commercially reasonable best efforts to (i) maintain in effect the commitment for the Debt Financing set forth in Debt Commitment Letter in accordance with their respective terms, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by any Debt Commitment Letter (including any “market flex” terms and conditions to which any such Debt Commitment Letter is subject), (iii) satisfy (and cause each of its Affiliates to satisfy), or if deemed advisable by Parent obtain the waiver of, on a timely basis, all conditions applicable to Parent or any of its Affiliates in such Debt Commitment Letter and the definitive agreements related thereto (including payment of all fees and expenses) and comply with its obligations thereunder and (iv) enforce its rights under any Debt Financing (including by initiating and prosecuting actions against the lenders and the other persons providing such Debt Financing) in the event of any breach or purported breach thereof; provided, however, that, notwithstanding anything to the contrary contained herein, Parent shall have the right to substitute other debt or equity financing for all or any portion of any Debt Financing from the same or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the funding conditions set forth in any Debt Commitment Letter and so long as such substitute financing would not reasonably be expected to have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) In the event that all conditions to the commitment of any counterparty to any Debt Commitment Letter providing such Debt Financing (other than conditions that are within the control of Parent, Merger Sub or the Guarantor, including conditions relating to (1) the failure of any equity funding condition or similar effect in any Debt Commitment Letter, (2) the failure by Parent, Merger Sub or any of their Affiliates to deliver documents at the Closing, (3) the failure to pay costs, fees, expenses or other compensation contemplated by any Debt Commitment Letter or related letters which are payable by Parent or any of its Affiliates to any lead arrangers, other lenders and administrative agents or any other person or (4) any breach, in any material respect, by Parent, Merger Sub, the Guarantor or any of their respective Affiliates under any Debt Commitment Letter or related letters) have been satisfied, Parent shall use its commercially reasonable efforts to cause the lenders (if any), and each other person providing such Debt Financing, to fund when required hereunder the Debt Financing required to consummate the Transactions (including by taking enforcement action in which Parent will use its commercially reasonable efforts to cause any such lenders and each such other person providing such Debt Financing to fund such Debt Financing when required hereunder). Parent shall not and shall cause its Affiliates not to take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in any Debt Commitment Letter or in any definitive agreements related thereto.

(c) Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace any Debt Commitment Letter if such amendment, modification, waiver or voluntary replacement (w) adds new (or materially adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Debt Commitment Letter (if any) as in effect on the date it is entered into, (x) materially adversely affects the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to any Debt Commitment Letter or the definitive agreements related to the Debt Financing, (y) subject to Parent’s right to obtain substitute financing set forth in Section 6.07(a) or Section 6.07(d), reduces the aggregate amount of the Debt Financing to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent) to consummate the Transactions or (z) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Transactions.

(d) If Parent obtains a Debt Commitment Letter, and if any portion of the related Debt Financing becomes unavailable on the terms and conditions contemplated by such Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), or Parent becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions contemplated by the Debt Commitment Letter, regardless of the reason therefor, then Parent shall (1) use its commercially reasonable efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources, in an amount sufficient (in combination with all funds held by or otherwise available to Parent) to consummate the Transactions and to pay related fees and expenses, with terms and conditions (including “market flex” terms and conditions) not materially less favorable to Parent than the terms and conditions contemplated by such Debt Commitment Letter (including any “market flex” terms and conditions to which such Debt Commitment Letter is subject), as promptly as practicable following the occurrence of such event, but in no event later than the date on which Parent is required to consummate the Transactions in accordance with this Agreement, and (2) promptly notify the Company of such unavailability and the reason therefor. For purposes of this Agreement, other Section 6.04(f), for which references to “Debt Commitment Letter” shall be interpreted in accordance with the provisions therein, references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 6.07(d) or Section 6.07(a), and references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.07(c) or Section 6.07(a).

(e) Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange and consummate any Debt Financing. Parent shall give the Company prompt written notice of (x) any actual or reasonably likely potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or definitive documents related to any Debt Financing of which Parent becomes aware, (y) the receipt of any written notice or other written communication from any lender or other person providing any Debt Financing with respect to (i) any actual or reasonably likely potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to any Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to any Debt Financing (or any written statement by any such person that such person does not intend to enter into any such document or to consummate the transactions contemplated thereby) or (ii) any material dispute or disagreement between or among any parties to any Debt Commitment Letter or any definitive document related to any Debt Financing, and (z) the occurrence of any event or development that would reasonably be expected to adversely impact the ability of Parent and Merger Sub to obtain all or any portion of any Debt Financing contemplated by any Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any Debt Commitment Letter or the definitive documents related to any Debt Financing (or if at any time for any other reason Parent believes that it will not be able to obtain all or any portion of any Debt Financing contemplated by any Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any Debt Commitment Letter or the definitive documents related to any Debt Financing). As soon as reasonably practicable (and in any event within two (2) Business Days) after the date on which the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding anything in this Section 6.07 or elsewhere in this Agreement to the contrary, (A) each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of their respective obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the Transactions and (B) the parties agree that neither Parent nor Merger Sub shall have any obligation to provide to the Company or any of its Representatives with copies definitive or draft documents or Contracts in respect of any Debt Financing, other than a Debt Commitment Letter.

(f) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, upon the request of Parent, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide customary and reasonable cooperation to Parent and its Affiliates and Representatives in connection with Parent’s financing of the Transactions (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). The Company hereby consents to the use, if necessary, of its logo in connection with the Debt Financing. All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.07(f) shall be kept confidential in accordance with the Confidentiality Agreements, except that Parent shall be permitted to disclose customary and reasonable information to potential syndicate members, other potential lenders or potential participants, subject to customary confidentiality undertakings by such potential syndicate members, other potential lenders or potential participants, and except as otherwise required by applicable Law. Notwithstanding anything in this Agreement to the contrary, nothing shall require the Company to deliver or cause the delivery of (i) any legal opinions or accountants’ cold comfort letters or reliance letters, (ii) any certificate as to the solvency or any other certificate for the Debt Financing, (iii) any financial information in a form not customarily prepared by the Company with respect to such period, (iv) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request (or 90 days in the case of a fiscal year-end). Each of Parent and Merger Sub agrees that the execution of any documents in connection with the Debt Financing shall be subject to the consummation of the Transactions and such documents will not take effect until the Effective Time. In no event shall the Company or any of its Subsidiaries or Affiliates be required to bear any cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Debt Financing prior to the Effective Time. Parent shall promptly upon request by the Company reimburse the Company for all reasonable out-of-pocket fees, costs and expenses (including fees and expenses of counsel) incurred by or on behalf of the Company or any of its Subsidiaries in connection with their compliance with this Section 6.07(f) and shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective representatives from and against all losses, damages, claims, fees, costs and expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith. The provisions in the previous sentence regarding indemnification are intended to be for the benefit of, and shall be enforceable by, each of the Company’s Subsidiaries and the Company’s and its Subsidiaries’ representatives each of which shall be a third-party beneficiary of this Section 6.07(f).

Section 6.08. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each of the Company, Parent and Merger Sub shall, as promptly as practicable, take or cause to be taken, all other actions and do, or cause to be done all other things necessary, proper or advisable to consummate the Transactions.

(b) In furtherance and not in limitation of the provisions of Section 6.08(a), Parent and the Company shall (i) make or cause to be made any filings (or draft filings, where applicable) required of each of them or any of their respective Affiliates with respect to the Requisite Regulatory Approvals, the SZSE Approval or under Antitrust Laws with respect to the Transactions as promptly as practicable, and in any event not less than twenty (20) Business Days, after the date of this Agreement, and (ii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any applicable Laws with respect to any such filing or any such transaction. Each such party shall promptly inform the other party hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to the Requisite Regulatory Approvals or proceedings under Antitrust Laws. Notwithstanding the foregoing, the Company acknowledges and agrees that it will not be entitled to participate in any formal meeting with any Chinese Governmental Authority, provided, that Parent shall provide the Company with summaries of any meetings with any Chinese Governmental Authority promptly after such meeting.

(c) In furtherance and not in limitation of the provisions of this Section 6.08, Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the transactions.

(d) In furtherance and not in limitation of the provisions of this Section 6.08, Parent, on behalf of itself and each of its Affiliates, further agrees that Parent and its Affiliates shall, to the extent necessary to obtain the waiver or consent from any Governmental Authority or expiration or termination of any waiting period under any of the Antitrust Laws, with respect to the Transactions or to avoid the entry of or have lifted, vacated or terminated any writ, injunction, judgment, decree or executive order that enjoins, restrains or otherwise makes illegal the consummation of the Transactions, to take the following actions: (i) propose, negotiate, consent to, offer to undertake, commit to and effect, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition (including by licensing any intellectual property) of any assets of the Company and its Subsidiaries and/or any other assets or businesses of Parent or any of its Affiliates (or equity interests held by Parent or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take, commit to take or take any action that it is capable of taking that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Company and its Subsidiaries and/or any other assets or businesses of Parent or any of its Affiliates (or equity interests held by Parent or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any writ, injunction, judgment, decree or executive order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions illegal or that would prevent or delay consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by subclauses (i), (ii) and (iii) of this Section 6.08(d)) necessary to vacate, modify or suspend such writ, injunction, judgment, decree or executive order, in each case of subclauses (i), (ii), (iii) and (iv), to allow the Closing to occur no later than the Outside Date; provided, however, that neither Parent nor any of its Affiliates shall be required to propose, commit to or effect any action that is not conditioned upon the consummation of the Transactions. Nothing in this Agreement imposes any obligation on Parent and its Affiliates as to any other interests or holdings of Parent and its Affiliates either prior to or after the Closing. Notwithstanding anything to the contrary in this Agreement, no action taken by Parent and its Affiliates pursuant to this Section 6.08 shall entitle Parent to any reduction in the Merger Consideration.

(e) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice, submission or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Affiliates to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09. Obligations of Parent and Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their obligations under this Agreement and to consummate the Transactions, in each case on the terms and subject to the conditions set forth in this Agreement.

(b) Parent shall make or cause to be made any filings required of each of Parent, Merger Sub or any of their respective Affiliates with respect to the SZSE Approval as promptly as practicable, and in any event not less than ten (10) Business Days, after the date of this Agreement. Parent shall to take such action as may be required to obtain the SZSE Approval. Prior to making any such required filings with respect to the SZSE Approval, the Company and its counsel shall be given, to the extent practicable, five (5) Business Days or such less number of days as the Company may agree, to review and comment on any such filings, and Parent shall consider all reasonable additions, deletions or changes suggested thereto in good faith by the Company.

Section 6.10. Notice of and Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand or Parent’s knowledge on the other hand, threatened against any party or its directors by any of the Company’s shareholder (on its own behalf or on behalf of the Company) or by any other person or entity, including Governmental Authorities, that relate to this Agreement or any of the Transactions. Each party hereto shall keep the other parties hereto reasonably informed regarding such Proceeding and shall give the other parties the opportunity to participate in the defense or settlement of any Proceeding at such parties’ own cost and expense. No such Proceeding shall be settled without prior written consent of both Parent and the Company (such consent not be unreasonably withheld, conditioned or delayed).

Section 6.11. Resignations. To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the non-management directors of the Company or any of its Subsidiaries designated by Parent.

Section 6.12. Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement or press conference as may be required by applicable Law or rules and policies of NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company that relates to a Superior Proposal.

Section 6.13. Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14. Takeover Provisions. If any Takeover Provision is or may become applicable to any of the Transactions, the parties hereto shall (a) take all action necessary so that no Takeover Provision is or becomes applicable to any of the Transactions and (b) if any such Takeover Provision is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Provision on the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Effective Time:

(a) Shareholders Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunction. No Governmental Authority of competent jurisdiction over the Merger shall have issued any writ, injunction, judgment, decree or executive or other order (an “Order”), that is then in effect and enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Transactions.

(c) [Reserved]

(d) Parent and Merger Sub Shareholder Approval. The Parent Shareholder Approval and Merger Sub Shareholder Approval shall have been obtained.

(e) Antitrust. The waiting period (and any extension thereof) applicable to the Transactions under the Antitrust Laws shall have been terminated or shall have expired. Any necessary consents, approvals, authorizations, filings or notifications under the Antitrust Laws shall have been obtained or made.

(f) SZSE Approval. The SZSE Approval shall have been obtained.

Section 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. (i) Each Fundamental Representation shall be true and correct in all respects (except for de minimis inaccuracies (other than with respect to the representations and warranties contained in Section 3.04 (Authority Relative to this Agreement) so long as the sum of all such inaccuracies does not increase the aggregate amount of the Merger Consideration by more than US$500,000) and (ii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date (except to the extent expressly made as of a specific date, in which case as of such date), except in case of clause (ii) where the failure of such representations and warranties of the Company to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

(d) Absence of Company Material Adverse Effect. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01. Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company (with the approval of the Company Board).

Section 8.02. Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting only upon the recommendation of the Company Board) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before January 15, 2016; provided, that if any of the conditions set forth in Section 7.01(b) (No Injunction), Section 7.01(c) (Requisite Regulatory Approvals), Section 7.01(e) (Antitrust), and/or Section 7.01(f) (SZSE Approval) shall have not been satisfied by such date, and each of the other conditions set forth in Article VII has been satisfied or, if permissible, waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing), either the Company or Parent may extend the Outside Date from time to time to a date not later than February 28, 2016 by providing written notice to Parent or the Company, as applicable; provided further that if CFIUS has initiated and not closed a review or investigation under section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170), either the Company or Parent may extend the Outside Date from time to time to a date not later than March 31, 2016 by providing written notice to Parent or the Company, as applicable (such date as may be extended from time to time pursuant to this Section 8.02(a), the “Outside Date”);

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof; or

(d) the Company Board has effected a Change in the Company Recommendation;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose material breach of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03. Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 (Conditions to the Obligations of Each Party) or Section 7.03 (Conditions to the Obligations of the Company) and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Outside Date is less than 30 days from the date of receipt of such notice, by the Outside Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder and such breach would give rise to the failure of a condition set forth in Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 (Conditions to the Obligations of Each Party) and Section 7.02 (Conditions to the Obligations of Parent and Merger Sub) (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 (Conditions to the Obligations of the Company) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03 (Conditions to the Obligations of the Company)) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board has authorized the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal pursuant to and in compliance with Section 6.04(d); (ii) pursuant to and in compliance with Section 6.04(d), the Company concurrently with, or immediately after, the termination of this Agreement enters into such definitive agreement providing for the implementation of the Superior Proposal referred to in clause (i); and (iii) the Company has previously paid or substantially concurrently pays the fee due under Section 8.07; or

(d) Parent fails to cause the Parent Escrow Fund to be deposited in the Deposit Escrow Account within seven (7) Business Days after the date hereof.

Section 8.04. Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 (Conditions to the Obligations of Each Party) or Section 7.02 (Conditions to the Obligations of Parent and Merger Sub) and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Outside Date is less than thirty (30) days from the date of receipt of such notice, by the Outside Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder and such breach would give rise to the failure of a condition set forth in Section 7.03.

Section 8.05. Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Article VIII and Article IX shall survive any termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any Fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and/or (ii) a material breach of a covenant or obligation contained in this Agreement that the breaching party at the time of such breach, had knowledge that such covenant or obligation was being breached.

Section 8.06. Parent Escrow Fund. Concurrently with the execution hereof, Parent, Hong Kong Bohai Leasing Asset Management Corp., Ltd., the Company and Citibank N.A. (the “Escrow Agent”) have amended and restated that certain Amended and Restated Deposit Escrow Agreement dated as of August 12, 2015 by and among such parties (as so amended and restated, the “Escrow Agreement”). Within one (1) Business Day after the date hereof, Parent shall cause to be deposited in the Deposit Escrow Account an amount equal to US$200,000,000 (which shall be in addition to the US$75,000,000 previously deposited in the Deposit Escrow Account) and no later than seven (7) Business Days after the date hereof, Parent shall cause to be deposited in the Deposit Escrow Account an additional US$75,000,000, such that as of seven (7) Business Days after the date hereof, the balance of the Deposit Escrow Account shall be equal to US$350,000,000 (such aggregate amount, the “Parent Escrow Fund”), as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement and the Escrow Agreement. The funds held in the Deposit Escrow Account shall be held and released by the Escrow Agent subject to joint instructions from Parent (or any of its designated Affiliates on its behalf) and the Company (or any of its designated Affiliates on its behalf) in accordance with Section 2 of the Escrow Agreement.

Section 8.07. Termination Fee and Expenses.

(a) In the event that:

(i) (A) a Competing Transaction shall have been made public or otherwise become publicly known, submitted or proposed after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(c) and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates any Competing Transaction with such Third Party who made such Competing Transaction referred to in Clause (A); provided that for purposes of this Section 8.07(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.02(d);

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c); or

(iv) this Agreement is terminated by Parent pursuant to Section 8.04,

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$100,000,000 (the “Company Termination Fee”) by wire transfer of same day funds (A) within two (2) Business Days after such termination in the case of a termination referred to in clause (iii), (B) concurrently with and as a condition to the termination by the Company of this Agreement pursuant to Section 8.03(c) in the case of a termination referred to in clause (ii) or (C) concurrently with and as a condition to the consummation of the transactions contemplated by the applicable Competing Transaction in the case of a termination referred to in clause (i); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) In the event that:

(i) (A) all of the conditions set forth in Section 7.01 and Section 7.02 except for any one or more of the conditions set forth in Section 7.01(b) (No Injunction) (solely with respect to an Order from a Governmental Authority in the PRC), Section 7.01(d) (Parent and Merger Sub Shareholder Approval), Section 7.01(e) (Antitrust) (solely with respect to any Chinese Antitrust Laws), or Section 7.01(f) (SZSE Approval) (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(a);

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(b) (solely with respect to an Order from a Governmental Authority in the PRC);

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b);

(iv) this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) and CFIUS has initiated a review or investigation under section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170), and (x) pursuant to such review or investigation, CFIUS requires Parent or Merger Sub to enter into a mitigation agreement, or imposes a condition on Parent or Merger Sub, that Parent considers to be unacceptable, or (y) following such review or investigation, the President takes action to suspend or prohibit the transaction; or

(v) this Agreement is terminated by the Company pursuant to Section 8.03(d);

then Parent shall pay, or cause to be paid, to the Company or any of its designated Affiliates an amount equal to US$350,000,000 (the “Parent Termination Fee”) either directly or out of the Parent Escrow Fund as promptly as possible (but in any event within two (2) Business Days after such termination) by wire transfer of same day funds; provided that if Parent has paid or caused to be paid to the Company or any of its designated Affiliates the Parent Termination Fee directly, the funds in the Parent Escrow Fund shall be simultaneously released and returned to Parent or any of its designated Affiliates. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated; provided that (i) Parent shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns in respect thereof) and (ii) each of the Company and Parent shall be responsible for one-half of the filing fees in connection with any filings, applications or submissions under the Antitrust Laws.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.07, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.07 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.07(a) or Section 8.07(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.07, the parties hereto would not have entered into this Agreement.

(f) (i) Subject to Section 9.08, and except in the event of Fraud or Willful Breach by Parent or Merger Sub, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.07(b) and the expenses under Section 8.07(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent, Merger Sub and the Guarantor, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or the Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or the Guarantor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of Fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.07(b) and the expenses pursuant to Section 8.07(d), and in no event other than Fraud or Willful Breach shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, agents, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.07(b) and Section 8.07(d).

(ii) Subject to Section 9.08, and except in the event of Fraud or Willful Breach by the Company, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), the receipt of such Company Termination Fee and the expenses under Section 8.07(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of Fraud or Willful Breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.07(a) and the expenses under Section 8.07(d), and in no event other than Fraud or Willful Breach shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.07(a) and Section 8.07(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement.

Section 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first–class postage prepaid), addressed as follows:

if to Parent or Merger Sub:

Bohai Leasing Co. Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

Tel: 86-10-5758-3682

Fax: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: +1 312 853 7036

Attention: Pran Jha and Ted Kamman

if to the Company:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attention: Ed Riley

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10753

Facsimile: (212) 310-8007

Attention: Douglas P. Warner, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

Section 9.03. Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are substantially similar to those contained in the Confidentiality Agreements (including a “standstill” or similar provision on terms not materially more favorable to such third party than the terms of the “standstill” provision in the Confidentiality Agreements); provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided that the directors and executive officers of the Company shall not be considered “Affiliates” of the Company in their capacity as such for purposes hereunder.

“Antitrust Laws” means collectively, (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States; (ii) the Gesetz gegen Wettbewerbsbeschränkungen of 1958 in Germany; and (iii) Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia, and (iv) Federal Law on Economic Competition of 2014 in Mexico, in each case, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries, as of June 30, 2015, including the notes thereto.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Clean Room Information” has the meaning ascribed to in the Clean Room Agreement.

“Company Material Adverse Effect” means a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following either alone or in combination, constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) changes affecting the general economic, regulatory or political conditions (or changes therein) or changes in the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any authoritative interpretation thereof; (iii) changes in applicable Law or directives or policies of a Governmental Authority of general applicability, or any authoritative interpretation, implementation or enforcement thereof; (iv) changes generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement and pendency of this Agreement or any actions contemplated under this Agreement (including actions to consummate the Transactions, including the Merger) or the identity of Parent and its Affiliates, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company as a result thereof; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, (it being understood that the facts or occurrences giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, declarations, outbreaks or escalations of war, acts of sabotage or terrorism or major hostilities or other force majeure events; (viii) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or (x) any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company)

against the Company or any other Proceedings in connection with this Agreement, the Merger or any other Transaction; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above shall be excluded in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur only if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries or markets in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RSU” means each restricted stock unit or other right to acquire Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Shareholders’ Meeting by the Requisite Company Vote.

“Confidentiality Agreements” means collectively, (i) the confidentiality agreement between Avolon Aerospace Leasing Limited, an indirect Subsidiary of the Company and Bravia Capital Hong Kong Limited, dated as of April 27, 2015, as amended, modified, restated or amended and restated from time to time, (ii) the confidentiality agreement between Avolon Aerospace Leasing Limited and HNA Group (International) Company Limited, dated as of April 29, 2015, as amended, modified, restated or amended and restated from time to time and (iii) the clean room confidentiality agreement (the “Clean Room Agreement”) between HNA Group (International) Company Limited and its affiliates (including Parent) and Avolon Aerospace Leasing Limited and its affiliates (including the Company), dated as of August 7, 2015, as amended, modified, restated or amended and restated from time to time.

“Consolidated Leverage Ratio” means, as at the last day of any period, the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated Shareholders’ Equity on such day.

“Consolidated Shareholders’ Equity” means, as of any date of determination, the equity (including, without limitation, retained earnings) as reflected in the Company’s consolidated financial statements.

“Consolidated Total Debt” means, at any date of determination, the aggregate principal amount of all Indebtedness of the Company and its Subsidiaries at such date, determined on a consolidated basis in accordance with U.S. GAAP.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Debt Commitment Letter” shall have the meaning set forth in the Guarantee.

“Deposit Escrow Account” shall have the meaning set forth in the Escrow Agreement.

“Environmental Law” means any applicable local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Existing Shareholders’ Agreement” means that certain Shareholders’ Agreement of the Company, dated as of December 17, 2014, by and among the Company and certain of the Company’s shareholders.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Fraud” means, with respect to a Party, any actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable); provided that (i) such actual and intentional fraud of the Company shall only be deemed to exist if any of the individuals included in the definition of “knowledge” (with respect to the Company) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by the Company pursuant to Article III as qualified by the Company Disclosure Letter were actually breached when made, and (ii) such actual and intentional fraud of Parent or Merger Sub shall only be deemed to exist if any of the individuals included in the definition of “knowledge” (with respect to Parent or Merger Sub) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by Parent and Merger Sub pursuant to Article IV were actually breached when made.

“Fundamental Representation” means the representation and warranties of the Company contained in Section 3.01(a) (Organization and Qualification; Subsidiaries), Section 3.02 (Memorandum and Articles of Association), Section 3.03(a) and (b) (Share Capital); Section 3.04 (Authority Relative to This Agreement) and Section 3.21 (Takeover Provisions).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vii) all Indebtedness of others referred to in clauses (i) through (vi) guaranteed directly or indirectly in any manner by such person and (ix) all Indebtedness referred to in clauses (i) through (vii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all intellectual property, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (ii) trademarks, service marks, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), (v) trade secrets and other proprietary and confidential information, ideas, know-how, inventions, processes, formulae, models and methodologies, (vi) rights of publicity and (vii) all applications for registrations of any of the foregoing.

“Key Employees” means the employees of the Company as set forth in Section 9.03 of the Company Disclosure Letter.

“knowledge” means, with respect to the Company, the actual knowledge of the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company, and with respect to Parent or Merger Sub, the actual knowledge of Jin Chuan or Ma Weihua.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease Document” means, with respect to each aircraft owned by the Company or any of its Subsidiaries (“Company Aircraft”), (a) the operating lease relating to such Company Aircraft and (b) any headlease(s) between any of the Company’s Subsidiaries relating to such Company Aircraft.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Merger Consideration” means the aggregate of all payments required to be made pursuant to Section 2.01(a), Section 2.02(b), Section 2.02(c) and Section 2.03(b).

“Parent Board” means the board of directors of Parent.

“Parent Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Parent Shareholder Meeting by the affirmative vote of a number of shares of Parent that is sufficient under Parent’s organizational documents and applicable Law to approve and authorize this Agreement, the Plan of Merger and the Transactions (including the Merger).

“Parent Shareholder Meeting” means the meeting of Parent’s shareholder to be held to seek the Company Shareholder Approval.

“Parent Shareholder Notice” means the notice, together with any shareholder circular to be provided to the shareholders of Parent notifying them of the Parent Shareholder Meeting.

“Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority required under applicable Law for the conduct of the business of the Company and its Subsidiaries.

“Permitted Encumbrances” shall mean (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) Liens imposed by applicable Law, (iv) easements, covenants and rights of way of record and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (v) Liens securing indebtedness or liabilities that (A) are reflected on the Balance Sheet or (B) have otherwise been disclosed to Parent in writing as of the date of this Agreement, (vi) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (vii) standard survey and title exceptions and (viii) any other Liens that have been incurred or suffered in the ordinary course of business and that, individually or in the aggregate, do not, and would not reasonably be expected to, impair materially the use of any material assets to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted.

“Permitted Representatives” has the meaning ascribed to such term in the Clean Room Agreement.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“SEC” means the U.S. Securities and Exchange Commission.

“Share Incentive Plan” means the Avolon Equity Incentive Plan 2014, as amended from time to time.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to seek the Company Shareholder Approval.

“Significant Subsidiaries” means each of the Company’s Subsidiaries listed on Section 9.03 of the Company Disclosure Letter.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or

(iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar taxes, including all interest, additions, surcharges, fees or penalties related thereto, arising out of or incurred in connection with the Transactions.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Affiliate Transactions	Section 3.18
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Chosen Courts	Section 9.09(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Data	Section 3.14(c)
Company Disclosure Letter	Article III
Company Group	Section 8.07(f)
Company JVs	Section 3.03(f)

Defined Term	Location of Definition
Company IT Systems	Section 3.14(b)
Company Licensed Intellectual Property	Section 3.14(a)
Company Owned Intellectual Property	Section 3.14(a)
Company Permits	Section 3.06
Company Recommendation	Section 3.04(b)
Company SEC Documents	Section 3.07(a)
Company Termination Fee	Section 8.07(a)(iii)
Competing Transaction	Section 6.04(f)
Damages	Section 6.05(b)
Debt Financing	Section 4.05
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Escrow Agent	Section 8.06
Escrow Agreement	Section 8.06
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Guarantee	Recitals
Guarantor	Recitals
ICC Rules	Section 9.09(b)
Immaterial Acquisition and Sale Agreements	Section 3.17(a)
Indemnified Parties	Section 6.05(a)
Intervening Event	Section 6.04(g)
Leased Real Property	Section 3.13(b)
LOI	Section 3.17(a)
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Shareholder Approval	Recitals
Non-Arbitration Matter	Section 9.09(b)
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Outside Date	Section 8.02(a)
Parent	Preamble
Parent Escrow Account	Section 8.06
Parent Escrow Fund	Section 8.06
Parent Group	Section 8.07(f)
Parent Termination Fee	Section 8.07(b)
Parent Voting Agreement	Recitals
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Plans	Section 3.11(a)
Plan of Merger	Section 1.03

Defined Term	Location of Definition
Preference Shares	Section 3.03(a)
Proxy Statement	Section 3.05(b)
Real Property Leases	Section 3.03(b)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(c)
Requisite Regulatory Approvals	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Share; Shares	Section 2.01(b)
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Corporation	Section 1.01
SZSE	Section 4.03(a)
SZSE Approval	Section 4.03(a)
Takeover Provision	Section 3.21
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals
Voting Company Debt	Section 3.03(b)
Willful Breach	Section 8.05

Section 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05. Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Annex are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used but not defined in any Exhibit or Annex or the Company Disclosure Letter shall have the meaning set forth in this Agreement. The Company Disclosure Letter, all Annexes and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean solely “if.” Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.” Any document, list or other item shall be deemed to have been “made available” to Parent for purposes of this Agreement only if such document, list or other item was posted before the date hereof in the electronic data room established by the Company in connection with the Transactions, or was made available on the SEC’s public website before the date hereof.

Section 9.06. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Letter and the Annexes and Exhibits hereto), the Confidentiality Agreements, the Exclusivity Agreement, the Guarantee, the Voting Agreement and the Parent Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of all parties hereunder.

Section 9.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than to the extent expressly set forth in Section 2.06 (Limited Third Party Beneficiary Rights of Holders of Shares, Company Options and Company RSUs), Section 6.05 (Directors’ and Officers’ Indemnification and Insurance), Section 6.07(f) (Financing), Section 8.07(b) (Termination Fee and Expenses) (which Sections are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); and (c) Section 8.06 (Parent Escrow Fund) and Section 8.07(f) (Termination Fee and Expenses) (which are intended to be for the benefit of any such designated Affiliate of Parent or of the Company that is a party to the Escrow Agreement).

Section 9.08. Specific Performance.

(a) Subject to Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to seek specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity, and the Company demanding Parent and Merger Sub to fully enforce the terms of any Debt Commitment Letter against the parties thereto, in each case, to the fullest extent permissible pursuant to the terms thereof and to thereafter consummate the Transactions contemplated by this Agreement.

(b) Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(c) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.07(b) and expenses under Section 8.07(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for a breach of this Agreement (whether such breach is intentional, unintentional a Willful Breach or otherwise) shall not exceed the Company Termination Fee. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub for a breach of this Agreement (whether such breach is intentional, unintentional, a Willful Breach or otherwise) shall not exceed the Parent Termination Fee.

Section 9.09. Governing Law; Arbitration; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of laws of another jurisdiction, except that the relevant laws of the Cayman Islands shall apply to matters relating to the corporate affairs of the Company.

(b) Arbitration. The Parties hereby irrevocably agree that, except with respect to disputes concerning Article II, Article VII, Article VIII, except disputes where a party is seeking specific performance or injunctive relief and except as otherwise specifically provided in any of the agreements entered into as a result of transactions contemplated herein (any such circumstance described in this exception as a “Non-Arbitration Matter”), any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, shall be referred to and finally resolved by binding arbitration administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC Court”) in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”). The arbitral tribunal shall consist of three (3) arbitrators. The two-party nominated arbitrators shall be nominated in accordance with the ICC Rules. The president of the arbitral tribunal shall be nominated by the two party-nominated arbitrators within thirty (30) days after they have been confirmed in accordance with the ICC Rules. If the party-nominated arbitrators are unable to agree upon a candidate for president of the arbitral tribunal, the president shall be appointed by the ICC Court in accordance with the ICC Rules. Unless the parties agree otherwise, the president of the arbitral tribunal shall be of a nationality other than those of the parties. The legal place or seat of arbitration shall be New York, New York. The language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation. The prevailing party shall be entitled to recover all the costs of the arbitration, including the fees and expenses of the arbitral tribunal, the ICC administrative expenses, and the reasonable and documented legal, expert and other costs incurred in the arbitration. Any award by the arbitral tribunal shall be final and binding on the parties and their successors and not subject to appeal. Judgment on the award may be entered in any court of competent jurisdiction. The parties may seek provisional, interim or conservatory measures as provided in the ICC Rules from a court of competent jurisdiction, the arbitral tribunal or an emergency arbitrator. The parties agree that the United States District Court for the Southern District of New York or the Supreme Court of the State of New York shall have exclusive jurisdiction to grant provisional, interim or conservatory measures or to enforce any award. In the event that two or more arbitrations have been commenced under this Agreement, the Guarantee and/or the Voting Agreement, the parties consent to the consolidation by the ICC Court of all such arbitrations into a single arbitration pursuant to Article 10 of the ICC Rules.

(c) With respect to any Non-Arbitration Matter, each Party hereby irrevocably agrees:

(i) that it irrevocably submits to the exclusive jurisdiction of, and that the exclusive jurisdiction is hereby vested in, the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (the “Chosen Courts”);

(ii) that all claims in respect of any such Non-Arbitration Matter, and any claims for injunctive relief pursuant to Section 9.08, shall be heard and determined exclusively in the Chosen Courts;

(iii) that it irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of any such dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such dispute;

(iv) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Non-Arbitration Matter in any forum other than the Chosen Courts;

(v) that the prevailing party in the litigation shall be entitled to payment of its reasonable documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals); and

(vi) that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 9.02.

(e) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.10. Amendment. Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended or supplemented in any and all respects by written agreement signed by each of the parties hereto; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.

Section 9.11. Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Vice Chairman

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

MARINER ACQUISITION LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Director

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ John Higgins
Name:	John Higgins
Title:	Director

[Signature Page to Merger Agreement]